                                                                       EXHIBIT A

TO OUR STOCKHOLDERS

BanPonce Corporation's (the Corporation) earnings grew $6.6 million or 20.8% as the results for the third quarter of 1995 reflect net earnings of $38.3 million or $1.10 per common share, compared with $31.7 million or $0.90 per common share for the third quarter of 1994. Return on assets (ROA) and return on common equity (ROE) for the quarter were 1.03% and 14.55%, respectively, compared with 1.02% and 13.26% for the third quarter of 1994. These improvements reflected the positive effects of the growth in earning assets and other income, which were partially offset by increases in the provision for loan losses and operating expenses.

    For the nine-month period ended September 30, 1995, net income reached $106.1 million or $3.04 per common share, for an ROA of 1.03% and an ROE of 14.00%. For the same period in 1994, net income was $92.1 million or $2.74 per common share, while ROA and ROE were 1.02% and 13.72%, respectively.

    Net interest income for the third quarter of 1995 rose $11.7 million or 8.6% when compared with the same period in 1994. The increase in net interest income for the quarter resulted mainly from an increase of $2.2 billion in the average volume of earning assets. The increase in the volume of earning assets was funded through a higher amount of deposits and borrowings.

    The provision for loan losses increased to $19.0 million for the third quarter of 1995 from $13.5 million for the same period a year earlier. Net charge-offs for the third quarter were $13.3 million or 0.64% of average loans, compared with $10.5 million or 0.57% of average loans reported for the same quarter last year. For the first nine months of 1995, net charge-offs amounted to $32.7 million or 0.54% of average loans, compared with $28.7 million or 0.55% for the same period a year earlier.

    Non-performing assets (NPA) at September 30, 1995 amounted to $155.9 million compared with $118.0 million a year earlier and $148.2 million at June 30, 1995. As a percentage of loans, non-performing assets represented 1.84%, 1.57% and 1.81%, respectively, as of those same dates. When adjusted to conform to standard industry practice, NPA were $123.8 million or 1.46 % of total loans as of September 30, 1995 compared with $90.1 million or 1.20% as of the same date last year. The allowance for loan losses at September 30, 1995 amounted to $164.4 million, representing 1.94% of loans, compared with $149.4 million or 1.99% at the same date in 1994.

    Other operating revenues grew $11.0 million or 30.8%, from $35.8 million for the third quarter of 1994 to $46.8 million for the same period in 1995. Other service fees and other operating income accounted for the largest portion of the increase, rising $7.0 million primarily due to increases in fees such as mortgage servicing, credit cards, electronic transactions, investment banking and higher gains realized on the sale of mortgage loans.

    Operating expenses for the three-month period ended September 30, 1995, totaled $119.6 million compared with $114.6 million for the same quarter a year earlier. The rise is principally due to the new operations of BP Capital Markets, Banco Popular, FSB and Popular Mortgage, which accounted for $4.8 million in operating expenses for the quarter ended September 30, 1995. Other factors such as annual merit increases, expenses related to the implementation of technological advances, the expansion of the Corporation's business activities, the development of new products and services and the setup of reserves to cover for losses in Virgin Islands resulted in higher operating expenses. Partially offsetting these increases was a refund of $5.6 million received from the FDIC due to the retroactive reduction in the assessment rate.

    The Corporation's total assets at September 30, 1995 were $14.9 billion compared with $12.4 billion at the same date in 1994 and $14.6 billion as of June 30, 1995. Total loans reached $8.5 billion while total deposits were $9.7 billion. The Corporation's capital increased to $1.1 billion at September 30, 1995, compared with $988.9 million a year earlier. Book value per common share increased to $30.44 as of September 30, 1995, from $27.09 as of the same date last year.

    At September 30, 1995, the market value of the Corporation's common stock was $38.75, representing an appreciation of 37.8% and 17.0% from the market value of $28.13 at December 31, 1994 and $33.13 at September 30, 1994, respectively. Based on 32,922,318 common shares outstanding, the Corporation had a total market capitalization of $1.3 billion at September 30, 1995. The Corporation enjoys strong risk-weighted capital ratios with a Tier I ratio of
11.57 %, a total capital ratio of 12.83% and a leverage ratio of 6.70%.

    Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.


    The Corporation continues making progress toward its strategic goal of geographic and business expansion. In addition to the acquisitions performed during the first half of 1995 creating three new subsidiaries, Banco Popular, FSB, Popular Mortgage (d/b/a Puerto Rico Home Mortgage) and BP Capital Markets, our subsidiary Equity One has expanded significantly. Equity One opened five new offices on the mainland during this quarter. These five offices along with 11 offices established during the first half of 1995, give Equity One a total of 87 offices in 25 states as of the end of the third quarter. Also, Banco Popular, FSB opened two new branches in August 1995 further expanding its presence in New Jersey, for a total of six branches in the state.


    To further enhance the Corporation's ability to secure financing in the U.S. money and capital markets a "shelf" registration was filed with the Securities and Exchange Commission. Under this registration, which became effective on September 27, 1995, the Corporation may issue unsecured debt securities, which may be either senior or subordinated notes, or shares of preferred stock in an aggregate amount of up to $1 billion. The amounts, terms and timing of offerings will be determined in the future when and as the Corporation decides to issue debt securities and/or shares of preferred stock.


    The U.S. Congress continues working on the budget reconciliation package, which may include tax provisions and modifications to Section 936 of the Internal Revenue Code. Their discussion has resulted in two proposed bills, one by each legislative body.

    The House bill phases out Section 936 in 10 years and allows no new investments in that time. Under the Senate bill, companies receiving tax incentives based on wages paid will continue doing so through the year 2001 at 60 percent of said wages. Tax breaks on income will continue at the present rate for three years, until the end of 1998 and then drop by 10 percent each year until they end in the year 2001.

    The controversy is expected to be referred to the House-Senate Conference Committee in order to attempt to reconcile both alternatives.


    The Board of Directors in its October 12, 1995 meeting, named Messrs. David
H. Chafey, Jr. and Jorge A. Junquera senior executive vice presidents of the Corporation. Also, effective January 1, 1996, both executives will switch their job responsibilities. Mr. Chafey will head the Retail Banking Group, supervising the eight regions in Puerto Rico, the centralized banking unit known as TeleBanco and Private Banking. Mr. Junquera will be the chief financial officer supervising the divisions of Trust, Investments, Comptroller's and Treasury, and the Corporation's operations in New York, New Jersey, Chicago and Los Angeles. Mr. Junquera will also head the Corporation's expansion plans on the mainland and the Caribbean.

                                                   /s/ Richard L. Carrion

                                                   Richard L. Carrion
                                                   Chairman, President and
                                                   Chief Executive Officer

FINANCIAL REVIEW

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                      AT SEPTEMBER 30,                AVERAGE FOR THE NINE MONTHS
(In thousands)                                           1995        1994      CHANGE        1995        1994       CHANGE
------------------------------------------------------------------------------------------------------------------------------------
              Money market investments                $715,224     $150,165   $565,059     $305,907    $133,799    $172,108
              Investment and trading securities      4,765,803    3,953,928    811,875    4,483,910   4,208,042     275,868
              Loans                                  8,486,899    7,502,091    984,808    8,106,514   6,926,741   1,179,773
              All other assets                         966,669      838,341    128,328      863,074     835,620      27,454
              Total assets                          14,934,595   12,444,525  2,490,070   13,759,405  12,104,202   1,655,203
              Non-interest bearing liabilities       2,086,677    1,952,951    133,726    2,026,525   1,953,908      72,617
              Interest bearing liabilities          11,745,871    9,502,701  2,243,170   10,679,496   9,248,785   1,430,711
              Preferred stock of Banco Popular                                                            7,253      (7,253)
              Stockholders' equity                   1,102,047      988,873    113,174    1,053,384     894,256     159,128

------------------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except                                            Third Quarter                       Nine months
per share information)                                  1995         1994      Change       1995        1994        Change
------------------------------------------------------------------------------------------------------------------------------------
              Net interest income                     $148,415     $136,699    $11,716     $428,062    $398,056     $30,006
              Provision for loan losses                 18,987       13,544      5,443       43,331      41,244       2,087
              Fees and other income                     46,831       35,809     11,022      124,756     103,340      21,416
              Operating expenses                       137,952      127,247     10,705      403,378     368,029      35,349
              Net income                               $38,307      $31,717     $6,590     $106,109     $92,123     $13,986
              Net income applicable to
                 common stock                          $36,220      $29,560     $6,660      $99,847     $89,966      $9,881
              Earnings per common share                   1.10         0.90       0.20         3.04        2.74        0.30


------------------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                      Third Quarter                         Nine months
INFORMATION                                                             1995         1994                    1995        1994
------------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -      Return on assets                            1.03%        1.02%                   1.03%       1.02%
                            Return on earning assets                    1.10         1.09                    1.10        1.09
                            Return on common equity                    14.55        13.26                   14.00       13.72
                            Net interest spread (taxable equivalent)    3.87         4.39                    3.93        4.46
                            Net interest yield (taxable equivalent)     4.64         5.10                    4.75        5.10
                            Effective tax rate                         32.39        28.59                   27.74       26.91
                            Overhead ratio                             49.03        57.60                   55.57       57.84

------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS -     Equity to assets                            7.39%        7.96%                   7.66%       7.45%
                            Tangible equity to assets                   6.42         6.96                    6.64        6.41
                            Equity to loans                            13.00        13.41                   12.99       13.01
                            Internal capital generation                 9.69         8.66                    9.10        9.51
                            Tier I capital to risk-adjusted assets     11.57        12.90                   11.57       12.90
                            Total capital to risk-adjusted assets      12.83        14.31                   12.83       14.31
                            Leverage ratio                              6.70         7.56                    6.70        7.56

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -         Market price
                               High                                   $39.00       $33.25                  $39.00      $33.25
                               Low                                     35.50        31.50                   28.13       30.75
                               End                                     38.75        33.13                   38.75       33.13
                            Book value at period end                   30.44        27.09                   30.44       27.09
                            Dividends declared                          0.30         0.25                    0.85        0.75
                            Dividend payout ratio                      27.25%       27.73%                  26.33%      27.64%
                            Price/earnings ratio                        9.76x        9.18x                   9.76x       9.18x

------------------------------------------------------------------------------------------------------------------------------------
SELECTED DATA -             Common shares outstanding                                                  32,922,318  32,812,818
                            Full-time equivalent employees                                                  7,653       7,542
                            Branches (banking operations)                                                     214         207
                            Automated teller machines                                                         327         289
                            Stockholders                                                                    5,375       5,247


FINANCIAL REVIEW

The following discussion portrays management's analysis of the consolidated financial condition, changes in financial condition and results of operations of BanPonce Corporation (the Corporation) and its wholly-owned subsidiaries:

    - Banco Popular de Puerto Rico (Banco Popular), including its wholly-owned subsidiaries Popular Leasing and Rental, Inc., Popular Consumer Services, Inc. and Popular Mortgage, Inc. (Popular Mortgage).

    -    Vehicle Equipment Leasing Company (VELCO).

    - Popular International Bank, Inc. and its wholly-owned subsidiary BanPonce Financial Corp. (BanPonce Financial), including Pioneer Bancorp, Inc.(Pioneer) and Banco Popular, FSB, second tier subsidiaries, and Equity One, Inc.(Equity One).

    -    BP Capital Markets, Inc.

    The Corporation has completed various acquisitions during 1995. Through these acquisitions management pursues the Corporation's strategic goal of geographic and business diversification. In January 1995, Banco Popular, FSB, a new subsidiary, acquired from the Resolution Trust Corporation four branches of the former Carteret Federal Savings Bank in New Jersey with deposits of approximately $182 million. Also, in August 1995 Banco Popular, FSB established two de novo branches further expanding the Corporation's presence in New Jersey. In addition, Popular Mortgage was incorporated to acquire $123 million in assets from Puerto Rico Home Mortgage on March 31, 1995. The Corporation also entered into the investment banking and brokerage industry with the acquisition on April 30, 1995, of the operations of CS First Boston Puerto Rico, Inc., now operating under the name of BP Capital Markets (BP Capital). BP Capital is a well-established investment banking firm that has provided general investment banking services to the public and private sectors in the past to the Puerto Rico market. Also, Equity One opened five offices during the third quarter of 1995, operating 87 offices in 25 states as of the end of the third quarter.

    This financial review should be read together with the consolidated financial statements, supplemental financial data and tables contained in this quarterly report.

NET INCOME

The Corporation's net income for the third quarter of 1995 was $38.3 million, a significant increase of 20.8% when compared to $31.7 million reported for the same period in 1994. Earnings per common share (EPS) for the quarter were $1.10, based on 32,922,318 average shares outstanding, compared with EPS of $0.90 for the third quarter of 1994, based on 32,812,818 average shares outstanding. The Corporation's return on assets (ROA) and return on common equity (ROE) for the quarter ended September 30, 1995 were 1.03% and 14.55%, respectively, compared with 1.02% and 13.26% attained during the third quarter of 1994.

    The improvement of $6.6 million in net income for the third quarter of 1995 as compared to the third quarter of 1994 can be summarized as follows:

    -    Higher net interest income by $11.7 million
    -    An increase of $11 million in non-interest revenues
    -    Higher income tax expense by $5.7 million
    -    Higher provision for loan losses by $5.4 million
    -    Higher operating expenses by $5.0 million

    For the nine-month period ended September 30, 1995, net income amounted to $106.1 million, increasing 15.2% from $92.1 million reported for the same period of 1994. EPS for these periods were $3.04 and $2.74, respectively, based on 32,894,507 average shares outstanding for the first nine months of 1995 and 32,784,802 for the same period of 1994. ROA and ROE for the nine-month period ended September 30, 1995 were 1.03% and 14.00%, respectively, compared with 1.02% and 13.72% reported for the same period in 1994.

NET INTEREST INCOME

Net interest income for the third quarter of 1995 increased to $148.4 million, or $11.7 million higher than the $136.7 million reported for the same period in 1994. On a taxable equivalent basis, net interest income increased to $159.9 million as compared with $147.0 million. This increase is the net effect of a $15.4 million increase due to a larger volume of average earning assets and a $2.5 million decrease due to a lower net interest yield on a taxable equivalent basis. For analytical purposes, the interest earned on tax-exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates.

    Average earning assets reached $13.8 billion for the quarter ended September 30, 1995, compared with $11.5 billion for the same quarter of 1994. The rise resulted from a higher average volume of loans by $1.0 billion, mainly commercial and mortgage loans, and higher average volumes of money market investments, investment securities and trading account securities by $1.2 billion.

    The increase in average commercial loans of $377.4 million was principally attained at Banco Popular. Average mortgage loans grew $323.5 million. In this category, Equity One had a significant growth increasing 37.4%, reaching an average balance of $609.3 million during the third quarter of 1995, mainly related to its continuous expansion in the mainland.

    Average money market investments reached $600.8 million during the third quarter of 1995, compared with $69.5 million for the same period of 1994. The acquisition of the investment banking operation of BP Capital during the second quarter of 1995 was the main reason for this increase. Investment securities increased $472.0 million, of which Banco Popular accounted for $200.1 million or 42.4%. The average investment portfolio of Banco Popular reached $4.2 billion as compared with $4.0 billion for the third quarter of 1994. Banco Popular, FSB had $147.9 million in average investment securities for the third quarter of 1995.

    The average balance of trading account securities, for the three-month period ended September 30, 1995, reached $248.1 million compared with $8.4 million reported for the same quarter last year, mostly due to the new subsidiary BP Capital with $201.5 million.

    The average yield on earning assets for the third quarter of 1995, on a taxable equivalent basis, was 8.70% or 41 basis points higher than the 8.29% reported for the third quarter of 1994. The increase in the average yield of loans was the main contributor to the rise in the yield of earning assets.

    The average yields on loans for the third quarter of 1995 and 1994, on a taxable equivalent basis, were 10.05% and 9.51%, respectively. The commercial loan portfolio had an improvement of 105 basis points in its average yield for the quarter, reaching 9.09% compared with 8.04% reported for the same quarter in 1994. The average yield on consumer loans also increased to 12.59% from the 11.94% achieved during the third quarter of 1994. The average yields on mortgage loans, on a taxable equivalent basis, for the third quarter of 1995 and 1994 were 8.52% and 8.24%, respectively.

    The average yield on investment securities, on a taxable equivalent basis, was 6.76%, 61 basis points higher than the 6.15% attained in the third quarter of 1994. This increase resulted from the maturity and sale of lower yielding investments whose proceeds were reinvested during a higher interest rate scenario. The average yield on money market investments increased from 4.62% in the third quarter of 1994 to 5.91% in the same period of 1995.

    Average interest bearing liabilities of the Corporation were $11.6 billion for the three-month period ended September 30, 1995 and $9.4 billion for the same period of 1994, an increase of $2.2 billion. Average interest bearing deposits increased to $7.8 billion or $734.1 million for the third quarter of 1995, mostly in certificates of deposits which grew $712.9 million. The average costs of interest bearing deposits for the quarter ended September

30, 1995 and 1994 were 4.30% and 3.60%, respectively. The increase is mainly the result of a rise of 104 basis points on the average cost of certificates of deposit. The average cost of savings accounts increased 24 basis points while the cost of NOW and money market deposits rose 13 basis points.

    The operation of BP Capital, with an average volume of short-term borrowings of $821.2 million for the three-month period ended September 30, 1995, accounted for most of the increase of $1.2 billion in this category. Banco Popular also had an increase in short-term borrowings, reaching an average level of $1.7 billion compared with $1.5 billion in the same quarter of 1994. The average cost of short-term borrowings increased by 104 basis points from 4.50% to 5.54% in 1995.

    As a result of the above, the average cost of interest bearing liabilities increased 93 basis points, from 3.90% reported for the third quarter of 1994 to 4.83% for the same period of 1995, while the average cost of funding earning assets rose to 4.06% from 3.19%. The net interest yield, on a taxable equivalent basis, decreased to 4.64% from 5.10% reported for the third quarter of 1994. The net

Table A

NET INTEREST INCOME (TAXABLE EQUIVALENT BASIS)
---------------------------------------------------------------------------

(DOLLARS IN MILLIONS)                FIRST NINE MONTHS
---------------------------------------------------------------------------
                            1995 AVERAGE            1994 AVERAGE
---------------------------------------------------------------------------
                          BALANCE     RATE        BALANCE      RATE
---------------------------------------------------------------------------
Earning assets           $ 12,896     8.67%       $ 11,269     8.06%
                         ========                 ========
Financed by:
 Interest
 bearing funds           $ 10,679     4.74%       $  9,249     3.60%

Non-interest
 bearing funds              2,217                    2,020
                         --------                 --------
           Total         $ 12,896     3.92%       $ 11,269     2.96%
                         ========                 ========
Net interest income
 per books               $  428.1                 $  398.1

Taxable equivalent
 adjustment                  31.6                     33.2
                         --------                 --------
Net interest income
 on a taxable equivalent
 basis                   $  459.7                 $  431.3
                         ========                 ========
Spread                                3.93%                    4.46%

Net interest yield                    4.75%                    5.10%

interest yield, on a taxable equivalent basis, for the first and second quarter of 1995 was 4.88% and 4.77%, respectively. Based on the Corporation's asset/liability structure at September 30, 1995 it is expected that its net interest yield should improve in the forthcoming months, when it is anticipated that the interest rates will remain stable or decline.

    As shown on Table A, for the nine-month period ended September 30, 1995, net interest income reached $428.1 million, increasing $30 million from the $398.1 million reported for the same period of 1994. On a taxable equivalent basis, net interest income rose to $459.7 million from $431.3 million reported for the nine-month period ended September 30, 1994. This rise is the net effect of an increase of $52.4 million due to the growth and change in the composition of average earning assets partially offset with a decrease of $24.0 million due to a lower net interest yield on a taxable equivalent basis.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses for the third quarter of 1995 increased to $19 million, compared with $13.5 million for the same quarter of 1994, an increase of $5.5 million. For the second quarter of 1995 the provision was $12.6 million. For the nine-month period ended on September 30, 1995, the provision for loan losses amounted to $43.3 million compared with $41.2 million for the same period last year. The increase in the provision is attributed to the rise in net charge-offs and management's intention of maintaining the allowance at a conservative level. In addition, the Corporation provided for potential losses that may arise in the U.S. Virgin Islands' loan portfolio as a result

TABLE B
---------------------------------------------------------------------------

     Quarter              Provision for      Net         Allowance for
      Ended                Loan Losses    Charge-offs     Loan Losses
---------------------------------------------------------------------------
                                         (In millions)
September 30, 1995            $19.0        $13.3    $164.4
June 30, 1995                  12.6         11.4     158.7
March 31, 1995                 11.7          8.0     157.5
December 31, 1994              12.5          8.2     153.8
September 30, 1994             13.5         10.5     149.4


Table C
Allowance for Loan Losses and Selected Loan Losses Statistics

                                                                    Third Quarter      First nine months
(Dollars in thousands)                                             1995       1994      1995        1994
----------------------------------------------------------------------------------------------------------
Balance at beginning of period  . . . . . . . . . . . . . .     $158,734   $146,418   $153,798    $133,437
    Allowances purchased  . . . . . . . . . . . . . . . . .                                          3,473
    Provision for loan losses . . . . . . . . . . . . . . .       18,987     13,544     43,331      41,244
                                                                ------------------------------------------
                                                                 177,721    159,962    197,129     178,154
                                                                ------------------------------------------
    Losses charged to the allowance
      Commercial  . . . . . . . . . . . . . . . . . . . . .        9,726      7,952     24,161      21,363
      Construction  . . . . . . . . . . . . . . . . . . . .            8         85          8         285
      Lease financing . . . . . . . . . . . . . . . . . . .        1,316      1,871      4,120       5,229
      Mortgage  . . . . . . . . . . . . . . . . . . . . . .          468        549      1,130         887
      Consumer  . . . . . . . . . . . . . . . . . . . . . .        9,285      7,688     24,045      22,073
                                                                ------------------------------------------
                                                                  20,803     18,145     53,464      49,837
                                                                ------------------------------------------
    Recoveries
      Commercial  . . . . . . . . . . . . . . . . . . . . .        2,229      1,732      5,502       5,043
      Construction  . . . . . . . . . . . . . . . . . . . .                      27        286         258
      Lease financing . . . . . . . . . . . . . . . . . . .          315      1,248      1,888       2,703
      Mortgage  . . . . . . . . . . . . . . . . . . . . . .           56                   183
      Consumer  . . . . . . . . . . . . . . . . . . . . . .        4,912      4,605     12,906      13,108
                                                                ------------------------------------------
                                                                   7,512      7,612     20,765      21,112
                                                                ------------------------------------------
    Net loans charged-off   . . . . . . . . . . . . . . . .       13,291     10,533     32,699      28,725
                                                                ------------------------------------------
    Balance at end of period  . . . . . . . . . . . . . . .     $164,430   $149,429   $164,430    $149,429
                                                                ==========================================



    Ratios:
      Allowance for losses to loans . . . . . . . . . . . .         1.94%      1.99%      1.94%       1.99%
      Allowance to non-performing assets  . . . . . . . . .       105.46     126.67     105.46      126.67
      Allowance to non-performing loans . . . . . . . . . .       114.52     146.92     114.52      146.92
      Non-performing assets to loans  . . . . . . . . . . .         1.84       1.57       1.84        1.57
      Non-performing assets to total assets . . . . . . . .         1.04       0.95       1.04        0.95
      Net charge-offs to average loans  . . . . . . . . . .         0.64       0.57       0.54        0.55
      Provision to net charge-offs  . . . . . . . . . . . .         1.43X      1.29x      1.33X       1.44x
      Net charge-offs earnings coverage . . . . . . . . . .         5.69       5.50       5.82        5.84

of the effects of hurricane Marilyn on the economy of the islands. The provision for the third quarter of 1995 represented 143% of net charge-offs compared with 129% for the same period of 1994.

    As presented on Table B, net charge-offs for the third quarter of 1995 totaled $13.3 million or 0.64% of average loans, increasing $2.8 million from the $10.5 million or 0.57% reported for the same quarter in 1994. Net charge-offs for the quarter ended on June 30, 1995 were $11.4 million or 0.56% of average loans. Commercial and consumer loans net charge-offs increased $1.3 million each, when compared with the third quarter of 1994. Commercial loans net charge-offs totaled $7.5 million for the current quarter, while credit losses on the consumer portfolio amounted to $4.4 million. Lease financing net charge-offs increased $0.4 million, from $0.6 million for the third quarter of 1994 to $1.0 million for the same quarter this year. Reductions in the mortgage and construction loans net charge-offs of $0.1 million and $0.05 million partially offset these increases.

    For the nine-month period ended September 30, 1995, net charge-offs totaled $32.7 million, as compared with $28.7 million a year before, an increase of $4.0 million. As showed on Table C, net losses as a percentage of average loans remained steady as compared with the first nine months of 1994, representing 0.54% and 0.55%, of average loans, respectively. On a year-to-date basis, the major fluctuations in net charge-offs were experienced in the commercial loan portfolio, whose net charge-offs increased $2.3 million, and in consumer loans, whose losses increased $2.2 million. Other small fluctuations were a decline of $0.3 million in each, lease financing and construction loans net charge-offs and an increase of $0.06 million in mortgage credit losses.

Although the effect of hurricane Marilyn on the Corporation's U.S. Virgin Islands loan portfolio is difficult to predict at this time, management considers that the additional provision recorded this quarter is adequate to cover for future losses and keeps closely monitoring the performance of the loan portfolios on the islands. The Corporation's USVI portfolio represents only 4.2% of the Corporation total loans as of September 30, 1995.

As of September 30, 1995, the allowance for loan losses amounted to $164.4 million, representing 1.94% of loans, compared with $149.4 million or 1.99% of loans a year earlier and $158.7 million and 1.94% at June 30, 1995. Based on the current economic conditions and the methodology established to evaluate the adequacy of the allowance for loan losses, which includes portfolio risk characteristics, prior loss experience and results of periodic credit reviews, management considers that the Corporation continues enjoying a strong position in the allowance for loan losses.

Effective January 1, 1995 the Corporation adopted the Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (as further explained on Note 2 to the Consolidated Financial Statements). As a result of this adoption the Corporation had $98.2 million in loans considered impaired which required an allowance of $16.6 million as of September 30, 1995. For the current and previous two quarters of 1995, no increase in the provision for loan losses was necessary as a result of the impairment measurement. As allowed by SFAS 118, the Corporation continued using current practices of recognizing income on impaired loans.

CREDIT QUALITY

Non-performing assets consist of past-due loans on which no interest income is being accrued, renegotiated loans and other real estate. The Corporation reports its non-performing assets on a more conservative basis than most U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days rather than the standard industry practice of 90 days. Lease financing, conventional mortgage and closed-end consumer loans are placed on non-accrual status when payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans when they are considered well-secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

TABLE D
---------------------------------------------------------

                                        NPA     Allowance
                                       as a %     as a %
Date                         NPA      of Loans    of NPA
---------------------------------------------------------
                (Dollars in millions)
September 30, 1995          $155.9      1.84%      105.5%
June 30, 1995                148.2      1.81       107.1
March 31, 1995               124.1      1.55       126.9
December 31, 1994            107.6      1.38       142.9
September 30, 1994           118.0      1.57       126.7

    As presented on Table D, non-performing assets (NPA) as of September 30, 1995, amounted to $155.9 million or 1.84% of loans, compared with $118.0 million or 1.57% at September 30, 1994. NPA were $148.2 million or 1.81% of loans at June 30, 1995.

    Non-performing loans amounted to $143.6 million as of September 30, 1995 from $101.7 million at the end of the third quarter of 1994. As of June 30, 1995, these loans amounted to $135.6 million. Most of the increase was reflected in non-performing commercial and construction loans which increased $27.5 million. During this year a corporate loan was classified as a non-performing loan, accounting for approximately 30% of the increase. Other reasons for the increase in non-performing commercial and construction loans were the growth in these portfolios, which rose $424.3 million or 14.5% as compared with September 30, 1994 and the adoption, as previously mentioned, of SFAS 114. This statement requires that a loan for which foreclosure of collateral is probable should continue to be accounted for as a loan and not as an in-substance foreclosed asset. Based on this requirement the Corporation reclassified $3.1 million of in-substance foreclosed assets to non-performing commercial loans. Non-performing mortgage loans increased $10.3 million, while non-performing consumer and lease financing loans increased $2.3 million and $1.8 million, respectively. The increase in non-performing mortgage loans was mainly due to the growth in the portfolio. Renegotiated loans decreased $2.5 million, from $5.3 million at September 30, 1994 to $2.8 million at the end of the third quarter of 1995. Other real estate decreased $1.5 million mainly due to the reclassification of in-substance foreclosed assets mentioned above.

    Assuming standard industry practice of placing commercial loans on non-accrual status when payments are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of September 30, 1995, amounted to $123.8 million or 1.46% of loans, and the allowance for loan losses would be 133% of non- performing assets. At September 30, 1994 and June 30, 1995, adjusted non-performing assets were $90.1 million and $107.7 million, respectively, or 1.20% and 1.31% of loans.

    Accruing loans that are contractually past-due 90 days or more as to principal or interest as of September 30, 1995, amounted to $16 million as compared with $13.7 million at September 30, 1994, and $12.8 million at June 30, 1995.

OTHER OPERATING INCOME

Other operating income, including securities and trading gains, rose to $46.8 million for the third quarter of 1995 from $35.8 million reported for the same period in 1994, a 30.8% increase. Excluding the effect of $3.1 million of the operations acquired during 1995, the increase in other operating income was $7.9 million or 22.0%.For the nine-month periods ended September 30, 1995 and 1994, these revenues were $124.8 million and $103.3 million, respectively.

    Service charges on deposit accounts, the principal component of other operating income, amounted to $20.0 million for the third quarter of 1995, an increase of $1.6 million or 8.5% when compared with $18.4 million reported for the third quarter of 1994. This increase is largely attributed to a broader variety of services offered to the commercial accounts together with revisions made to their fee structure and higher fees collected on returned checks. For the nine-month period ended September 30, 1995, service charges on deposit accounts totaled $57.6 million, increasing $4.0 million from the $53.6 million reported for the same period a year earlier.

    Other service fees rose $3.4 million to $16.4 million for the third quarter of 1995 from $13.0 million for the same period in 1994, primarily due to a net increase of $0.9 million in mortgage servicing fees in Banco Popular as a result of the acquisition of Puerto Rico Home Mortgage's servicing portfolio of $1.8 billion on March 31, 1995. The increase in credit card fees, fees collected on the growing volume of transactions at point-of-sale (POS) terminals and other electronic transactions, and fees generated through new collection and payment processing services provided to certain government agencies contributed $1.7 million to the rise in other service fees. Also, fees related to the sale and administration of investment products added $0.7 million to this revenue category. For the nine-month period ended September 30, 1995, other service fees reached $45.8 million or 25.8% higher than $36.4 million a year before.

    Furthermore, other operating income increased $3.6 million reaching $8.2 million for the third quarter of 1995, compared with $4.6 million for the third quarter of 1994. This increase resulted mainly from the higher gains realized on the sale of mortgage loans by Equity One, Puerto Rico Home Mortgage and Banco Popular. Also, BP Capital added $1.1 million in other operating income from investment banking and underwriting services. Other operating income increased 44.8% for the nine-month period ended September 30, 1995, reaching $18.7 million compared with $12.9 million for the same period last year.

    The gains on sale of investment securities available-for-sale for the third quarter of 1995 amounted to $2.0 million, principally due to the gain on the sale of $3.4 million in investment securities of BanPonce Financial, as compared with losses of $0.2 million for the same period of 1994. Also, trading transactions contributed with $0.3 million to the Corporation's earnings in the current quarter.

OPERATING EXPENSES

Operating expenses for the third quarter of 1995 were $119.6 million compared with $114.6 million for the same quarter in 1994, an increase of $5.0 million. For the first nine months of 1995 operating expenses rose to $362.6 million from $333.6 million for the same period in 1994.

    The largest category of operating expenses is personnel costs, which amounted to $62.4 million for the third quarter of 1995, increasing $4.5 million from $57.9 million for the same period of 1994. More than 50% of the increase, or $2.4 million represents expenses of the Corporation's new subsidiaries, Banco Popular, FSB, Popular Mortgage and BP Capital.

    Salaries accounted for the largest portion of the increase in personnel costs rising $3.6 million or 8.8% to $44.6 million for the quarter ended September 30, 1995, compared with $41.0 million for the same period in 1994, reflecting the cost of annual merit increases and business expansion. Excluding the salaries of the operations acquired during 1995, salaries increased $1.4 million or 3.5%. Pension costs and other fringe benefits increased $1.8 million to $13.3 million for the third quarter of 1995, mainly due to higher medical plan costs and increases in the pension and postretirement benefits expenses due mainly to changes in various actuarial assumptions. Partially offsetting these increases was a reduction of $0.9 million in the profit sharing expense which amounted to $4.4 million for the third quarter of 1995. This reduction is a result of an amendment to the plan, effective in 1995, in order to encourage stronger profitability ratios. Personnel costs for the nine-month period ended September 30, 1995, grew $17 million or 10.0% from $170.1 million recorded for the same period a year earlier. This increase includes the cost of the voluntary early retirement plan, for employees meeting certain eligibility requirements, implemented at the beginning of 1995. The plan, which was available until May 1, 1995, had a total cost for the Corporation of $4.6 million.

    Other operating expenses, excluding personnel cost, increased $0.5 million, reaching $57.2 million for the quarter ended September 30, 1995, compared with $56.7 million for the same quarter in 1994. During this quarter the Corporation received a refund of $5.6 million from the FDIC due to the reduction in the assessment rate retroactive to June 1, 1995 when the Bank Insurance Fund reached the statutory level. The increase in other operating expenses was mostly in equipment expenses, mainly depreciation expense on equipment installed related to the expansion of the electronic payment system and the extension of the POS terminal network. Net occupancy, supplies and communication expenses also rose due to the expansion of the Corporation's business activities and the development of new products and services. Also, Banco Popular increased its reserve for sundry losses to cover for potential losses in the U.S. Virgin Islands as a result of hurricane Marilyn. For the nine-month period ended September 30, 1995, other operating expenses of the Corporation reached $175.5 million from $163.5 million reported for the same period in 1994.
                                     10

    Income tax expense for the quarter ended September 30, 1995 amounted to $18.4 million, an increase of $ 5.7 million when compared with $12.7 million recorded for the same quarter of 1994. The increase in income tax mostly results from a higher pre-tax income. For the nine-month period ended September 30, 1995, income tax expense reached $40.7 million compared with $34.1 million reported for the same period in 1994.

BALANCE SHEET COMMENTS

At September 30, 1995, the Corporation's total assets reached $14.9 billion, reflecting an increase of 20.0% when compared with $12.4 billion at September 30, 1994. Total assets at December 31, 1994 were $12.8 billion. Average assets for the first nine months of 1995 were $13.8 billion compared with $12.1 billion for the same period in 1994, an increase of 13.7%. Average assets for the year ended December 31, 1994 were $12.2 billion.

    Earning assets at September 30, 1995 amounted to $14.0 billion compared with $11.6 billion at September 30, 1994. Loans amounted to $8.5 billion at September 30, 1995 compared with $7.5 billion a year ago. All loan categories showed increases. Commercial and construction loans increased from $2.9 billion at September 30, 1994 to $3.3 billion at September 30, 1995, a rise of $424.3 million or 14.5%. Mortgage loans rose $254.9 million or 12.1% as compared with September 30, 1994. Most of the increase was in Equity One, which rose $172.0 million. Mortgage loans amounted to $2.4 billion as of September 30, 1995 compared with $2.1 billion at September 30, 1994. Consumer loans increased $248.7 million or 12.3% and the lease financing portfolio rose $57.0 million or 12.9% as compared with September 30, 1994. Total loans at December 31, 1994 amounted to $7.8 billion.

    Money market investments amounted to $715.2 million at September 30, 1995, compared with $150.2 million as of the same date in 1994. BP Capital had $705.2 million in money market investments at the end of this quarter. Investment securities as of September 30, 1995, totaled $4.5 billion compared with $3.9 billion as of September 30, 1994. Most of this grow relates to U.S. Treasury securities held by Banco Popular. These figures include $1.4 billion in investment securities available-for-sale as of September 30, 1995 and $724.5 million as of September 30, 1994. The increase of $262.1 million in the trading portfolio is mainly related to the new subsidiaries, BP Capital and Popular Mortgage.

    Total deposits were $9.7 billion at September 30, 1995, compared with $8.9 billion at September 30, 1994, an increase of $852 million. Most of the increase was attained at Banco Popular, where total deposits increased $647.2 million. Also, Banco Popular, FSB, contributed to the increase with deposits of $179.2 million at September 30, 1995. Total deposits at December 31, 1994 were $9.0 billion.

    Borrowings increased $1.5 billion as compared with September 30, 1994. This rise is mainly due to the acquisition of BP Capital with $861.7 million in borrowings at September 30, 1995, an increase of $165 million in medium-term notes outstanding issued by BanPonce Financial and additional debt issued by the Corporation to finance the growth in operations of its subsidiaries. Also, federal funds purchased and securities sold under agreements to repurchase in Banco Popular showed an increase of $556.7 million due to arbitrage opportunities.

    Stockholders' equity at September 30, 1995, amounted to $1.1 billion, compared with $988.9 million at September 30, 1994. The increase is mainly due to earnings retention and to a positive change in the allowance required by SFAS 115. The Corporation's stockholders' equity at September 30, 1995 includes an allowance of $5.8 million, net of taxes, in unrealized holding gains on securities available-for-sale, as required by SFAS 115, compared with unrealized holding losses of $9.8 million a year ago. Also, the additional shares issued under the Dividend Reinvestment Plan contributed $3.3 million in additional capital since September 30, 1994.

    The market value of the Corporation's common stock at September 30, 1995 was $38.75, compared with $33.13 at September 30, 1994 and $35.50 at June 30, 1995. The Corporation's total market capitalization at September 30, 1995 was $1.3 billion. Book value per common share increased to $30.44 as of September 30, 1995, compared with $27.09 as of the same date last year. The dividend payout ratio to common stockholders for the quarter ended September 30, 1995 was 27.25%, compared with 27.73% for the same quarter last year.

    The Corporation's Tier I, total capital and leverage ratios at September 30, 1995 were 11.57%, 12.83% and 6.70%, respectively, as compared with 12.90%, 14.31% and 7.56%, at September 30, 1994. Effective March 31, 1995, a
portion of the deferred tax asset of the Corporation is disallowed in the computation of Tier I capital as required by regulatory agencies. This new requirement does not have a material effect on the Corporation's capital ratios which continue well above the minimum standards established by regulatory agencies.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                     September 30,
(In Thousands)                                                                  1995                1994
-----------------------------------------------------------------------------------------------------------
ASSETS
      Cash and due from banks . . . . . . . . . . . . . . . . . . . .       $   376,086         $   340,920
                                                                            -------------------------------
      Money market investments:
       Federal funds sold and securities and mortgages
         purchased under agreements to resell   . . . . . . . . . . .           714,085             146,790
       Time deposits with other banks   . . . . . . . . . . . . . . .               100               3,100
       Bankers' acceptances   . . . . . . . . . . . . . . . . . . . .             1,039                 275
                                                                            -------------------------------
                                                                                715,224             150,165
                                                                            -------------------------------
      Investment securities held-to-maturity,
       At cost (Notes 3 and 4)  . . . . . . . . . . . . . . . . . . .         3,107,252           3,210,192
      Investment securities available-for-sale,
       At market (Notes 3 and 4)  . . . . . . . . . . . . . . . . . .         1,377,192             724,522
      Trading account securities, at market . . . . . . . . . . . . .           281,359              19,214
      Loans held-for-sale . . . . . . . . . . . . . . . . . . . . . .            37,146
      Loans (Note 4)  . . . . . . . . . . . . . . . . . . . . . . . .         8,764,741           7,798,689
       Less--Unearned income    . . . . . . . . . . . . . . . . . . .           314,987             296,599
       Allowance for loan losses  . . . . . . . . . . . . . . . . . .           164,430             149,429
                                                                            -------------------------------
                                                                              8,285,324           7,352,661
                                                                            -------------------------------
      Premises and equipment  . . . . . . . . . . . . . . . . . . . .           328,118             322,780
      Other real estate . . . . . . . . . . . . . . . . . . . . . . .             9,494              10,959
      Customers' liabilities on acceptances . . . . . . . . . . . . .             1,592               1,257
      Accrued income receivable . . . . . . . . . . . . . . . . . . .           124,541              76,444
      Other assets  . . . . . . . . . . . . . . . . . . . . . . . . .           142,519             104,339
      Intangible assets   . . . . . . . . . . . . . . . . . . . . . .           148,748             131,072
                                                                            -------------------------------
                                                                            $14,934,595         $12,444,525
                                                                            ===============================

    LIABILities and stockholders' equity
      Liabilities:
       Deposits:
         Non-interest bearing   . . . . . . . . . . . . . . . . . . .       $ 1,838,618         $ 1,760,969
         Interest bearing   . . . . . . . . . . . . . . . . . . . . .         7,889,766           7,115,412
                                                                            -------------------------------
                                                                              9,728,384           8,876,381
       Federal funds purchased and securities sold
         under agreements to repurchase (Note 4)  . . . . . . . . . .         2,642,766           1,195,956
       Other short-term borrowings  . . . . . . . . . . . . . . . . .           418,936             702,804
       Notes payable    . . . . . . . . . . . . . . . . . . . . . . .           714,403             408,529
       Senior debentures  . . . . . . . . . . . . . . . . . . . . . .            30,000              30,000
       Acceptances outstanding  . . . . . . . . . . . . . . . . . . .             1,592               1,257
       Other liabilities  . . . . . . . . . . . . . . . . . . . . . .           246,467             190,725
                                                                            -------------------------------
                                                                             13,782,548          11,405,652
                                                                            -------------------------------
       Subordinated notes (Note 6)  . . . . . . . . . . . . . . . . .            50,000              50,000
                                                                            -------------------------------
      Stockholders' equity (Note 8):
       Preferred stock    . . . . . . . . . . . . . . . . . . . . . .           100,000             100,000
       Common stock   . . . . . . . . . . . . . . . . . . . . . . . .           197,534             196,877
       Surplus    . . . . . . . . . . . . . . . . . . . . . . . . . .           411,468             393,800
       Retained earnings  . . . . . . . . . . . . . . . . . . . . . .           344,343             272,273
       Unrealized gains (losses) on securities
         available-for-sale, net of deferred taxes (Note 2) . . . . .             5,845              (9,791)
       Capital reserves   . . . . . . . . . . . . . . . . . . . . . .            42,857              35,714
                                                                            -------------------------------
                                                                              1,102,047             988,873
                                                                            -------------------------------
                                                                            $14,934,595         $12,444,525
                                                                            ===============================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                  Quarter ended    For the nine months ended
                                                                  September 30,            September 30,
(Dollars in thousands, except per common share information)       1995      1994        1995        1994
-----------------------------------------------------------------------------------------------------------
    INTEREST INCOME:
      Loans . . . . . . . . . . . . . . . . . . . . . . . .   $  208,175  $ 173,414   $ 599,254   $ 483,884
      Money market investments  . . . . . . . . . . . . . .        8,885        803      13,467       4,152
      Investment securities . . . . . . . . . . . . . . . .       67,637     54,338     189,772     159,878
      Trading account securities  . . . . . . . . . . . . .        3,762        140       5,002         192
                                                              ---------------------------------------------
                                                                 288,459    228,695     807,495     648,106
    INTEREST EXPENSE:
      Deposits  . . . . . . . . . . . . . . . . . . . . . .       83,886     63,536     245,536     178,437
      Short-term borrowings   . . . . . . . . . . . . . . .       43,325     21,714      97,945      53,015
      Long-term debt  . . . . . . . . . . . . . . . . . . .       12,833      6,746      35,952      18,598
                                                              ---------------------------------------------
                                                                 140,044     91,996     379,433     250,050
                                                              ---------------------------------------------
      Net interest income . . . . . . . . . . . . . . . . .      148,415    136,699     428,062     398,056
      Provision for loan losses . . . . . . . . . . . . . .       18,987     13,544      43,331      41,244
                                                              ---------------------------------------------
      Net interest income after provision for loan losses        129,428    123,155     384,731     356,812
      Service charges on deposit accounts . . . . . . . . .       19,976     18,419      57,618      53,644
      Other service fees  . . . . . . . . . . . . . . . . .       16,456     13,035      45,832      36,426
      Gain (loss) on sale of securities . . . . . . . . . .        1,950      (205)       2,062          67
      Trading account profit (loss)   . . . . . . . . . . .          293        (8)         593         323
      Other operating income  . . . . . . . . . . . . . . .        8,156      4,568      18,651      12,880
                                                              ---------------------------------------------
                                                                 176,259    158,964     509,487     460,152
                                                              ---------------------------------------------
    OPERATING EXPENSES:
      Personnel costs:
        Salaries  . . . . . . . . . . . . . . . . . . . . .       44,626     41,002     128,837     119,901
        Profit sharing  . . . . . . . . . . . . . . . . . .        4,435      5,378      14,268      15,993
        Pension and other benefits  . . . . . . . . . . . .       13,302     11,465      43,985      34,167
                                                              ---------------------------------------------
                                                                  62,363     57,845     187,090     170,061
      Net occupancy expense . . . . . . . . . . . . . . . .        8,236      7,304      24,258      21,134
      Equipment expenses  . . . . . . . . . . . . . . . . .       10,274      9,101      29,610      26,064
      Other taxes . . . . . . . . . . . . . . . . . . . . .        5,241      4,961      15,966      14,060
      Professional fees . . . . . . . . . . . . . . . . . .        8,847      8,694      25,619      24,746
      Communications  . . . . . . . . . . . . . . . . . . .        5,731      5,206      17,023      15,099
      Business promotion  . . . . . . . . . . . . . . . . .        4,270      4,385      12,232      11,614
      Printing and supplies   . . . . . . . . . . . . . . .        3,047      2,321       8,345       6,733
      Other operating expenses  . . . . . . . . . . . . . .        6,470     10,233      27,335      30,706
      Amortization of intangibles . . . . . . . . . . . . .        5,117      4,501      15,157      13,364
                                                              ---------------------------------------------
                                                                 119,596    114,551     362,635     333,581
                                                              ---------------------------------------------
      Income before tax and dividends on preferred stock of
        Banco Popular . . . . . . . . . . . . . . . . . . .       56,663     44,413     146,852    126,571
      Income tax  . . . . . . . . . . . . . . . . . . . . .       18,356     12,696      40,743     34,063
                                                              ---------------------------------------------
      Income before dividends on preferred stock of
        Banco Popular . . . . . . . . . . . . . . . . . . .       38,307     31,717     106,109     92,508
      Dividends on preferred stock of Banco Popular (Note 7)                                           385
                                                              ---------------------------------------------
      NET INCOME  . . . . . . . . . . . . . . . . . . . . .      $38,307  $  31,717    $106,109    $92,123
                                                              =============================================
      NET INCOME APPLICABLE TO COMMON STOCK . . . . . . . .      $36,220  $  29,560     $99,847    $89,966
                                                              =============================================
      EARNINGS PER COMMON SHARE (Note 9): . . . . . . . . .        $1.10      $0.90       $3.04      $2.74
                                                              =============================================




The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               For the nine months ended
                                                                                      September 30,
(In thousands)                                                                   1995                  1994
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income   . . . . . . . . . . . . . . . . . . . . . . . .        $    106,109           $    92,123
                                                                             ----------------------------------
        Adjustments to reconcile net income to cash provided by
         operating activities:
         Depreciation and amortization of premises and equipment    .              32,283                27,505
         Provision for loan losses    . . . . . . . . . . . . . . . .              43,331                41,244
         Amortization of intangibles  . . . . . . . . . . . . . . . .              15,157                13,364
         Gain on sale of investment securities available-for-sale   .              (2,062)                  (67)
         Loss (gain) on disposition of premises and equipment   . . .                 125                  (862)
         Amortization of premiums and accretion of discounts
           on investments   . . . . . . . . . . . . . . . . . . . . .              (2,479)                6,170
         Net increase in loans held-for-sale  . . . . . . . . . . . .              (5,689)
         Amortization of deferred loan fees and costs   . . . . . . .                 432                   975
         Net increase in postretirement benefit obligation    . . . .               5,770                 3,273
         Net increase in trading securities   . . . . . . . . . . . .             (48,659)              (16,197)
         Net (increase) decrease in interest receivable   . . . . . .             (35,380)                4,934
         Net increase in other assets   . . . . . . . . . . . . . . .             (11,989)               (6,189)
         Net decrease in interest payable   . . . . . . . . . . . . .                 384                   991
         Net (decrease) increase in current and deferred taxes    . .              (5,401)               10,406
         Net increase (decrease) in other liabilities   . . . . . . .               6,924                (1,393)
                                                                             ----------------------------------
        Total adjustments   . . . . . . . . . . . . . . . . . . . . .              (7,253)               84,154
                                                                             ----------------------------------
        Net cash provided by operating activities . . . . . . . . . .              98,856               176,277
                                                                             ----------------------------------
        CASH FLOWS FROM INVESTING ACTIVITIES:
         Net decrease in money market investments   . . . . . . . . .             127,792               117,927
         Purchases of investment securities held-to-maturity  . . . .         (11,030,926)           (5,860,771)
         Maturities of investment securities held-to-maturity   . . .          10,985,704             5,977,209
         Purchases of investment securities available-for-sale  . . .            (818,398)             (258,595)
         Maturities of investment securities available-for-sale   . .              78,867
         Sales of investment securities available-for-sale  . . . . .             234,056               347,799
         Net disbursements on loans   . . . . . . . . . . . . . . . .            (861,871)           (1,010,521)
         Proceeds from sale of loans  . . . . . . . . . . . . . . . .              88,876                81,510
         Acquisition of mortgage loan portfolios  . . . . . . . . . .             (46,575)              (76,700)
         Assets acquired, net of cash   . . . . . . . . . . . . . . .             (29,189)              (17,557)
         Acquisition of premises and equipment    . . . . . . . . . .             (44,047)              (46,853)
         Proceeds from sale of premises and equipment   . . . . . . .               8,893                 2,049
                                                                             ----------------------------------
        Net cash used in investing activities . . . . . . . . . . . .          (1,306,818)             (744,503)
                                                                             ----------------------------------
        CASH FLOWS FROM FINANCING ACTIVITIES:
         Net increase in deposits   . . . . . . . . . . . . . . . . .             532,568                61,018
         Net deposits acquired  . . . . . . . . . . . . . . . . . . .             163,577
         Net increase in federal funds purchased and securities
           sold under agreements to repurchase  . . . . . . . . . . .             413,269               239,222
         Net (decrease) increase  in other short-term borrowings  . .            (177,298)               36,031
         Proceeds from issuance of notes payable    . . . . . . . . .             327,153               154,681
         Payments of notes payable  . . . . . . . . . . . . . . . . .             (87,508)                   (7)
         Payments of subordinated notes   . . . . . . . . . . . . . .                                   (12,000)
         Dividends paid . . . . . . . . . . . . . . . . . . . . . . .             (32,557)              (26,725)
         Proceeds from issuance of common stock   . . . . . . . . . .               2,528                 2,399
         Proceeds from issuance of preferred stock  . . . . . . . . .                                    96,690
         Redemption of preferred stock  . . . . . . . . . . . . . . .                                   (11,000)
                                                                             ----------------------------------
        Net cash provided by financing activities . . . . . . . . . .           1,141,732               540,309
                                                                             ----------------------------------
        Net decrease in cash and due from banks . . . . . . . . . . .             (66,230)              (27,917)
        Cash and due from banks at beginning of period  . . . . . . .             442,316               368,837
                                                                             ----------------------------------
        Cash and due from banks at end of period  . . . . . . . . . .        $    376,086            $  340,920
                                                                             ==================================




The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

NOTE 1 - CONSOLIDATION

The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Velco, BP Capital Markets, Popular International Bank, Inc. and its wholly-owned subsidiary BanPonce Financial Corp., including Banco Popular, FSB, Pioneer Bancorp, Inc. (second tier subsidiaries) and Equity One, Inc., and Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Consumer Services, Inc. and Popular Mortgage, Inc., as of September 30, 1995 and 1994, and their related statements of income and cash flows for the nine-month period then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments, of a normal recurring nature, for a fair presentation of such results. Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 1995 presentation.

NOTE 2 - ACCOUNTING CHANGES

Effective January 1, 1995 the Corporation adopted the Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan
- Income Recognition and Disclosures." SFAS 114 which defines impaired loans, requires creditors to setup a valuation allowance with a corresponding charge to the provision for loan losses for loans considered to be impaired. The loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective rate, on the loan observable market price or, on the fair value of the collateral if the loan is collateral dependent. As of September 30, 1995, the recorded investment in loans that are considered to be impaired under SFAS 114 was $98,175, of which $46,439 have a related allowance for possible loan losses of $16,600 at September 30, 1995. Average impaired loans during the third quarter of 1995 were $93,716. For the nine-month period ended September 30,1995, average impaired loans were $91,608. The Corporation recognized interest income on impaired loans of $927 during the third quarter of 1995 and $2,325 for the first nine months of 1995.

During the first quarter of 1994, the Corporation adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires financial institutions to divide their securities holdings among three categories: held-to-maturity, available-for-sale and trading securities. Those securities which management has the positive intent and ability to hold to maturity will be classified as held-to-maturity and will be carried at cost. Those that are bought and held principally for the purpose of selling them in the near term, will be classified as trading and will continue to be reported at fair value with unrealized gains and losses included in earnings. All other securities will be classified as available-for-sale and will be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. As a result of the adoption of this statement, the Corporation's stockholders' equity at September 30, 1995 includes unrealized holding gains on securities available-for-sale of $5,845, net of deferred taxes, as compared with $9,791 in unrealized losses at September 30, 1994.


In March 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement is effective for fiscal years beginning after December 15, 1995. The Corporation has not yet determined the impact of this statement, however, management estimates that the adoption of this statement will have no material effect on the consolidated financial statements.

In May 1995, the Financial Accounting Standards Board issued SFAS 122, "Accounting for Mortgage Servicing Rights." This statement requires that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Also, it requires that the mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The statement is effective for fiscal years beginning after December 15,1995. Management estimates that the adoption of this statement will have no material effect on the consolidated financial statements of the Corporation.

NOTE 3 - INVESTMENT SECURITIES

The average maturities as of September 30, 1995 and market value for the following investment securities are:

    Investments securities held-to-maturity:


                                                                             September 30,
                                                                   1995                        1994
                                                       Book Value     Market Value    Book Value   Market Value
                                                       --------------------------------------------------------
U.S. Treasury (average maturity of
   10 months)                                          $2,144,326       $2,151,139    $1,803,692     $1,783,353
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 1 year and 5 months)                       214.280          212,445       541,960        536,245
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 3 years and 3 months)                      197,694          201,988       193,731        196,596
Collateralized mortgage obligations
   (average maturity of 1 year and 8 months)              370,599          366,165       472,244        456,873
Mortgage-backed securities (average
   maturity of 4 years and 9 months)                      124,280          123,474       147,183        141,078
Others (average maturity of 1 year
      and 7 months)                                        56,073           56,108        51,382         51,417
                                                       --------------------------------------------------------
                                                       $3,107,252       $3,111,319    $3,210,192     $3,165,562
                                                       ========================================================





Investments securities available-for-sale:

                                                                             September 30,
                                                                  1995                            1994
                                                     Amortized Cost   Market Value    Amortized Cost  Market Value
                                                    ---------------------------------------------------------------
U.S. Treasury (average maturity
   of 1 year and 10 months)                            $  904,314       $  905,457       $563,154        $552,109
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 1 year and 2 months)                       145,079          145,735         64,356          63,419
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 2 years and 11 months)                      30,518           30,574         30,449          29,482
Collateralized mortgage obligations (average
   maturity of 2 years and 7 months)                       64,980           64,850         46,676          46,319
Mortgage-backed securities (average maturity
   of 10 years and 3 months)                              183,656          183,268         21,635          20,981
Others (average maturity of 1 year and
   1 month)                                                39,770           47,308         11,903          12,212
                                                       ----------------------------------------------------------
                                                       $1,368,317       $1,377,192       $738,173        $724,522
                                                       ==========================================================

Note 4 - Pledged Assets

Securities and insured mortgage loans of the Corporation of $2,496,446 (1994 - $2,305,087) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS

In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at September 30, 1995 amounted to $19,868 and $78,338. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES

Subordinated notes consist of the following:

           8.875% Fixed Rate Notes series A, due on June 15, 1996     $15,000
           8.6875% Fixed Rate Notes series B, due on June 15, 1996     15,000
           Floating Rate Notes series A with interest
             payable at 88% of LIBID rate, due on June 15, 1996        19,000
           Floating Rate Notes series B with interest
             payable at 86% of LIBID rate, due on June 15, 1996         1,000
                                                                      -------
                                                                      $50,000
                                                                      =======


NOTE 7 - PREFERRED STOCK OF BANCO POPULAR

Banco Popular has 200,000 shares of authorized preferred stock with a par value of $100. Of these, 110,000 were issued and outstanding until June 30, 1994 when the shares were redeemed at par value.

NOTE 8 - STOCKHOLDERS' EQUITY

Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 32,922,318 are issued and outstanding at September 30, 1995. On June 27, 1994, the Corporation issued 4,000,000 shares of non-cumulative preferred stock with a dividend rate of 8.35% And a liquidation preference value of $25 per share. Authorized preferred stock is 10,000,000 shares without par value.

NOTE 9 - EARNINGS PER COMMON SHARE

Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $36,220 and $29,560 for the third quarter of 1995 and 1994 and $99,847 and $89,966 for the nine months ended September 30, 1995 and 1994, respectively, after deducting the dividends on preferred stock. EPS are based on 32,922,318 and 32,812,818 average shares outstanding for the third quarter of 1995 and 1994, respectively, and 32,894,507 and 32,784,802 average shares outstanding during the nine-month period of 1995 and 1994, respectively.

NOTE 10 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

During the nine months ended September 30, 1995 the Corporation paid interest and income taxes amounting to $382,692 and $36,741, respectively (1994 - $248,737 and $21,051). In addition, the loans receivable transferred to other real estate and other property for the period ended September 30, 1995, amounted to $5,072 and $2,669, respectively (1994 - $1,822 and $2,376). The
Corporation's stockholders' equity at September 30, 1995 includes $5,845 in unrealized holding gains on securities available-for-sale, net of deferred taxes, as compared with $9,791 in unrealized losses as of September 30, 1994.

DIRECTORS AND OFFICERS

    BOARD OF DIRECTORS
    Richard L. Carrion, Chairman
    Alfonso F. Ballester, Vice Chairman
    Antonio Luis Ferre, Vice Chairman
    Juan A. Albors Hernandez *
    Salustiano Alvarez Mendez *
    Jose A. Bechara Bravo *
    Juan J. Bermudez
    Esteban D. Bird *
    Francisco J. Carreras
    David H. Chafey, Jr. *
    Waldemar del Valle **
    Luis E. Dubon, Jr.
    Roberto W. Esteves *
    Hector R. Gonzalez **
    Jorge A. Junquera Diez
    Franklin A. Mathias
    Manuel Morales, Jr.
    Alberto M. Paracchini
    Francisco Perez, Jr. **
    Francisco M. Rexach, Jr.
    Jose E. Rossi *
    Felix J. Serralles Nevares
    Emilio Jose Venegas **
    Julio E. Vizcarrondo, Jr.

    Samuel T. Cespedes, Secretary

      * Director Of Banco Popular De Puerto Rico Only
     ** Director Of Banponce Corporation Only

    EXECUTIVE OFFICERS
    Richard L. Carrion, Chairman Of The Board,
       President And Chief Executive Officer
    David H. Chafey, Jr., Senior Executive Vice President
    Jorge A. Junquera Diez, Senior Executive Vice President
    Maria Isabel Burckhart, Executive Vice President
    Larry Kesler, Executive Vice President
    Humberto Martin, Executive Vice President
    Emilio E. Pinero, Executive Vice President

    OFFICES

    CENTRAL OFFICE
       Banco Popular Center, Hato Rey
       209 Munoz Rivera Avenue
       San Juan, Puerto Rico 00918
       Telephone: (809) 765-9800

    NEW YORK OFFICE
       7 West 51st St.
       New York, N.Y. 10019
       Telephone: (212) 315-2800

    OFFICES (CONT.)
    LOS ANGELES OFFICE
       354 South Spring St.
       Los Angeles, California 90013
       Telephone: (213) 626-1160

    VIRGIN ISLANDS OFFICE
       80 Kronprindsens Gade
       Kronprindsens Quarter
       Charlotte Amalie, St. Thomas
       U.S. Virgin Islands 00802
       Telephone: (809) 774-2300

    SUBSIDIARIES
    VEHICLE EQUIPMENT LEASING COMPANY, INC.
       State Road #2 Km. 6.8
       Villa Caparra
       Guaynabo, Puerto Rico 00966
       Telephone: (809) 792-9292

    POPULAR LEASING AND RENTAL, INC.
       M-1046 Federico Costa St.
       Tres Monjitas Industrial Development
       San Juan, Puerto Rico 00903
       Telephone: (809) 751-4848

    POPULAR CONSUMER SERVICES, INC.
       10 Salud Street
       El Senorial Condominium, Suite 613
       Ponce, Puerto Rico 00731
       Telephone: (809) 844-2860

    EQUITY ONE, INC.
       523 Fellowship Road, Suite 220
       Mt. Laurel, New Jersey 08054
       Telephone: (609) 273-1119

    PIONEER BANCORP, INC.
       4000 West North Avenue
       Chicago, Illinois 60639
       Telephone: (312) 772-8600

    BANCO POPULAR, FSB
       500 Bloomfield Avenue
       Newark, New Jersey 07107
       Telephone: (201) 484-6525

    POPULAR MORTGAGE, INC.
       268 Ponce De Leon Avenue
       San Juan, Puerto Rico 00918
       Telephone: (809) 753-0245

    BP CAPITAL MARKETS
       1020 Popular Center
       Hato Rey, Puerto Rico 00918
       Telephone: (809) 766-4200